Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T : +81 3 6765 8100 F : +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

August 21, 2007

07026208

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 AUG 23 A 5:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2007 1H (July 30,2007)
   (b) Consolidated Semi-annual Financial Results Release (July 30,2007)

2. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces June 2007 Subscriber Figures (July 17, 2007)
   (b) Strategic Merger Establishes J:COM Kanto as Japan's Largest Cable TV Operating Company (August 1, 2007)
   (c) Jupiter Telecommunications Announces July 2007 Subscriber Figures (August 15, 2007)

3. Following press releases are only in Japanese:
   (a) J:COM to start accepting fund-raise in "J:COM On Demand" for a major earthquake in Niigata Prefecture. (July 20, 2007)
   (b) Notice regarding the difference between previous year and 2007 1H (Consolidated / Parent) results. (July 30, 2007)
   (c) J:COM Announces Personnel Changes(August 1, 2007)

dw 8/28

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

Highlights of 2007 1H (1/2)

July 30, 2007
Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	6 months ended June 30, 2007	6 months ended June 30, 2006	Change Amount	Change %	Forecasts for the year ending Dec. 31, 2007	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	1,128	928	200	22%			Subscription fee breakdown: Cable TV 605(+125, or +26%), HS Internet 326(+49, or +18%), Telephony 196(+26, or +15%). Effect of acquisitions (+112)
Other	154	105	48	46%			Effect of acquisitions (+15)
Total	1,281	1,033	248	24%	2,630	49%	Effect of acquisitions (+127)
Operating costs and expenses:							
Operating & programming costs	513	427	86	20%			In line with increase in subscribers, with increases in network and maintenance, labor and other related costs and construction. Effect of acquisitions (+43)
Selling, general & administrative	250	203	47	23%			Increase due to effect of acquisitions (+34), and higher labor and employee related costs.
Depreciation & amortization	315	247	68	28%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+45)
Operating income	203	156	47	30%	375	54%	
Other income (expense):							
Interest expense, net	21	19	2	11%			Primarily, due to additional borrowings related to the acquisition of CW.
Other income, net	3	2	1	74%			
Income before tax, equity, minority	185	139	46	33%			
Equity in earnings of affiliates	1	1	0	4%			
Minority interest in net income	11	5	5	98%			
Income before income taxes	176	135	41	30%	310	57%	
Income taxes & Other	61	54	7	13%			
Net income	115	81	34	42%	205	56%	

OCF *1	519	405	114	28%
Margin	40.5%	39.2%	1.3%	

*1: OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

Assets and Liabilities *2	As of June 30, 2007	As of Dec. 31, 2006	Change
Total Assets	6,327	6,259	67
Equity	2,920	2,773	147
Equity capital ratio to total assets	46%	44%	2%
Debt (including capital lease obligations)	2,349	2,421	(72)
Net Debt	2,055	2,216	(161)
D/E Ratio (Net)	0.70	0.80	(0.10)

Capital Expenditure	6 months ended June 30, 2007	6 months ended June 30, 2006	Change Amount	Change %
Capital expenditures	204	231	(27)	(12%)
Capital lease expenditure	88	61	27	44%
Total	292	292	0	0%

Cash Flows	6 months ended June 30, 2007	6 months ended June 30, 2006	Explanation
Cash provided by operating activities	472	371	OCF(519)
Cash used in investing activities	(248)	(247)	Capital expenditure(204)
Free Cash Flow	180	79	(Cash provided by operating activities 472) - (Capital expenditure incl. Capital Lease 292)
Cash used in financing activities	(135)	(123)	Principal payment of long-term debt (81) and capital lease (79)
Increase/(decrease) in cash	89	1	

(Note) Amount and percentages are calculated based on financial statements in Change column.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

J:COM

Highlights of 2007 1H (2/2)

July 30, 2007

J:COM Group	As of Jun. 30, '07	As of Dec. 31, '06	Change		Explanation of changes
Consolidated subsidiaries					
CATV company	22	23	(1)	(a)	Merger of Kobe Ashiya with Cable TV Kobe
Others	4	4	0		
Total	26	27	(1)	(1)	
Equity-method affiliates					
CATV company	2	2	0	(b)	
Others	3	3	0		
Total	5	5	0	(2)	
Group total (1)+(2)	31	32	(1)		
CATV company Total (a) + (b)	24	25	(1)		

Consolidated systems (A+B)*6 Operational Data	As of Jun. 30, '07	As of Jun. 30, '06	Change	A. Consolidated systems (excluding Cable West) As of Jun. 30, '07	As of Jun. 30, '06	Change	B. CW Group *6 As of Jun. 30, '07
RGUs							
CATV	2,137,600	1,734,000	403,600	1,824,600	1,734,000	90,600	313,000
of which digital service	1,264,100	763,800	500,300	1,068,100	763,800	304,300	196,000
HS Internet access	1,157,200	920,000	237,200	1,021,200	920,000	101,200	136,000
Telephony	1,213,100	993,700	219,400	1,168,200	993,700	174,500	44,900
Total	4,507,900	3,647,700	860,200	4,014,000	3,647,700	366,300	493,900
Customers connected	2,582,100	2,081,200	500,900	2,233,400	2,081,200	152,200	348,700
Homes passed	9,315,600	7,503,900	1,811,700	7,917,300	7,503,900	413,400	1,398,300
Average number of RGUs per customer	1.75	1.75	0.00	1.80	1.75	0.05	1.42
Rate of customers taking 3 services	23.5%	23.4%	0.1%	25.8%	23.4%	2.4%	9.0%
ARPU *2	¥7,653	¥7,718	(¥65)	¥7,915	¥7,718	¥197	¥5,960
(Average revenue per customer per month)	*3	*4		*3	*4		*3
Monthly churn rate *5							
CATV	1.1%	1.2%	(0.1%)	1.1%	1.2%	(0.1%)	1.4%
HS Internet access	1.4%	1.4%	0.0%	1.4%	1.4%	0.0%	1.6%
Telephony	0.8%	0.8%	0.0%	0.8%	0.8%	0.0%	0.6%

[Reference]

Total of managed systems *6

Operational Data	As of Jun. 30, '07	As of Jun. 30, '06	Change
RGUs			
CATV	2,224,000	1,846,000	378,000
of which digital service	1,308,800	802,100	506,700
HS Internet access	1,199,100	969,300	229,800
Telephony	1,269,100	1,057,600	211,500
Total	4,692,200	3,872,900	819,300
Customers connected	2,693,400	2,216,600	476,800
Homes passed	9,849,300	8,103,400	1,745,900
Average number of RGUs per customer	1.74	1.75	(0.01)
Rate of customers taking 3 services	25.4%	23.0%	2.4%
ARPU *2	¥7,641	¥7,692	(¥51)
(Average revenue per customer per month)	*3	*4	
Monthly churn rate *5			
CATV	1.1%	1.2%	(0.1%)
HS Internet access	1.4%	1.5%	(0.1%)
Telephony	0.8%	0.8%	0.0%

*2: ARPU per customer connected is calculated as follows: average total revenue of our consolidated franchises (excluding installation, commission, advertising, poor reception, and other revenues) for the period, divided by the weighted-average number of connected customers during the period.

*3: Monthly average for January - June, 2007

*4: Monthly average for January - June, 2006

*5: Churn Rate = monthly number of disconnects from a service / the monthly weighted average number of subscribers /12

*6: CW consists of 6 managed systems and an MSO. Telephony service is offered as "Cable Plus Phone." Numbers for homes passed are preliminary and subject to adjustments until we have completed our review of such information and determined that it is presented

(Translation from Japanese disclosure to JASDAQ)

July 30, 2007

[U.S. GAAP]

Consolidated Semi-annual Financial Results Release

For the Six Months Ended June 30, 2007

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Dept. Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp
Expected date of filing of semi-annual report: September 28, 2007

1. Consolidated operating results (From January 1, 2007 to June 30, 2007)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
June 30, 2007	128,116	24.0	20,293	30.1	17,603	30.4
June 30, 2006	103,310	19.0	15,602	43.8	13,504	64.6
December 31, 2006	221,915	21.2	31,582	29.0	27,503	64.2

	Net income		Net income per share	Net income per share, (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
June 30, 2007	11,538	42.1	1,803.39	1,795.57
June 30, 2006	8,118	(21.0)	1,275.41	1,274.52
December 31, 2006	24,481	26.6	3,844.83	3,838.33

(Notes)

1. Equity in earnings of affiliates;

For the six month ended June 30, 2007: 136 million yen *For the six month ended June 30, 2006: 130 million yen*
For the year ended December 31, 2006: 371 million yen

2. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
June 30, 2007	632,672	291,988	46.2	45,518.11
June 30, 2006	523,835	260,386	49.7	40,905.04
December 31, 2006	625,948	277,296	44.3	43,445.59

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
June 30, 2007	47,155	(24,790)	(13,474)	29,377
June 30, 2006	37,090	(24,719)	(12,301)	35,353
December 31, 2006	80,003	(121,601)	26,801	20,486

2.Dividend Information

	Dividend per share (Yen)		
	Interim	Annual	Total
December 31, 2007 (Actual)	-		0.00
December 31, 2007 (Forecast)		-	

3.Consolidated forecasts for December 2007 term (from January 1, 2007 to December 31, 2007)

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	263,000	18.5	37,500	18.7	31,000	12.7	20,500	(16.3)	3,117.40

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

2. Net income per share is updated since the Company is scheduled to issue 507,351 shares on September 1st, 2007. There are no other changes from the press release dated January 30, 2007.

4.Other information

(1) Change of material subsidiaries : None

(2) Change of accounting policy

1. Change in accounting methods in accordance with change in accounting policy : None

2. Change in accounting methods other than above : None

(3) Outstanding shares

1. Number of outstanding shares at end of term (consolidated):

As of June 30, 2007: 6,414,769 shares As of June 30, 2006: 6,365,629 shares As of December 31, 2006: 6,382,611 shares

2 Number of treasury stock:

As of June 30, 2007: 0 shares As of June 30, 2006: 0 shares As of December 31, 2006: 0 shares

(note) Regarding number of shares basis of per share data, pleas refer to page 15.

(Ref) Parent Company Only **[JAPANESE GAAP]**

1. Operating results (From January 1, 2007 to June 30, 2007)

(1) Financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Ordinary income	
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
June 30, 2007	49,566	4.9	2,866	464.4	3,097	32.7
June 30, 2006	47,255	37.0	508	—	2,334	—
December 31, 2006	100,288	33.7	4,326	242.2	6,625	214.2

	Net income		Net income per share
	(Millions of yen)	(%)	(yen)
June 30, 2007	3,029	37.0	473.44
June 30, 2006	2,210	—	347.23
December 31, 2006	6,482	—	1,018.01

The percentages shown next to revenue, operating income, ordinary income and net income represent year-on-year changes.

(2) Financial position

(In millions of yen, with fractional amounts rounded)

	Total assets	Net assets	Equity capital ratio to total assets	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(Yen)
June 30, 2007	375,876	199,259	53.0	31,059.51
June 30, 2006	322,032	188,027	58.4	29,537.89
December 31, 2006	374,352	193,155	51.6	30,262.71

(Notes) Stockholders' equity : As of June 30, 2007 ¥199,256 million As of December 31, 2006 ¥188,027 million
As of June 30, 2006 ¥193,155million

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

1. Business Results

(1) Analysis of Business Results

a. Business Results for the First Half of the Current Fiscal Year

In the first-half year ended June 30, 2007, the Japanese economy displayed mild overall expansion, as consumer spending moved toward recovery and capital investment continued to increase.

The Jupiter Telecommunications Co., Ltd.'s consolidated group (J:COM Group) business environment was marked by increasing competition among telecommunications carriers, as the debate over integration of broadcasting and telecommunications intensified.

The J:COM Group addressed these circumstances by implementing programs to increase the number of subscribing households (expanding volume) and to achieve higher average monthly revenue per subscribing household (ARPU) (increasing value).

As part of its effort to expand volume, the J:COM Group has strengthened strategic sales channels for customer demographics where higher growth is expected, and now has approximately 2,000 direct sales representatives working to develop new customers and to enhance customer satisfaction.

In particular, an emphasis was given to increase subscriber numbers through the sale of bulk contracts for multiple dwelling units, a popular service that is a source of stable income for the J:COM Group. Moreover, we focused the marketing of "J:COM in the OFFICE", which packages telephony, high-speed Internet access, and mobile services, targeting approximately 200,000 small and medium-sized enterprises (SME) in an existing service areas. As a result, the number of subscribing households grew steadily during the first half-year period.

As part of its effort to increase value, the J:COM Group has sought to achieve growth in ARPU by (1) bundling its three services, J:COM TV (cable television), J:COM NET (high-speed Internet access), and J:COM PHONE (primary telephony), thereby increasing the number of services offered per subscribing households (bundle ratio) and by (2) improving the value of existing services we already offer.

In the cable television services, the J:COM Group endeavored to strengthen its channel lineup of digital services by introducing a total of four channels which includes basic and premium channels. In addition, we focused on encouraging new subscribers to digital services, and promoting a shift from analog to digital services among existing subscribers. As a result, the cable television digital migration rate (the percentage of CATV subscribing households who have digital CATV service) as of June 30, 2007 was up 15 percentage points in comparison with June 30, 2006, to 59%.

In the field of high-speed Internet access services, the J:COM Group introduced 160 Mbps super high-speed Internet services for single and small-scale multiple dwelling units in April of this year in a portion of the Kansai region.

In addition, the J:COM Group now provides an Internet protocol (IP) camera home-monitoring service starting in June of this year in Kansai in response to today's heightened security consciousness. It can also be used for other services such as a pet-monitoring service.

Furthermore, to diversify income sources, the J:COM Group established a Media Business Department in March 2007. The Media Business Department will conduct a full-scale advertising media business, employing the customer base built by existing businesses, and the J:COM Group's wide array of media resources (community channels, video on demand services, and J:COM Magazine, a program guide magazine.)

As a result of the foregoing measures, subscribing households (the number of households that subscribe to one or more services) of consolidated managed system operators increased by 500,900 (or 24%) at June 30, 2007 to 2,582,100 households. By type of service, cable television subscribers grew by 403,600 households (or 23%) from June 30, 2006 to 2,137,600 households. The number of high-speed Internet access and telephony services subscribers increased by 237,200 (or 26%), and 219,400 (or 22%), respectively, to rise to 1,157,200 and 1,213,100 households, respectively. The bundle ratio remained unchanged at 1.75 as of June 30, 2007 compared with that of June 30, 2006. The ratio excluding Cable West Group improved to 1.80 as of June 30, 2007. ARPU decreased from ¥7,718 as of June 30, 2006 to ¥7,653 as of June 30, 2007. However, excluding the Cable West Group, APRU would have increased to ¥7,915 as of June 30, 2007.

Revenue

Revenue increased by ¥24,806 million, or 24%, from ¥103,310 million for the six months ended June 30, 2006 to ¥128,116 million for the six months ended June 30, 2007.

Subscription fees increased by ¥19,998 million, or 22%, from ¥92,763 million for the six months ended June 30, 2006 to ¥112,761 million for the six months ended June 30, 2007. This increase was due primarily to a 9% organic growth of subscription fees and the addition of subscription fees from newly consolidated subsidiaries.

Cable television subscription fees increased by ¥12,460 million, or 26%, from ¥48,047 million for the six months ended June 30, 2006 to ¥60,507 million for the six months ended June 30, 2007. High-speed Internet subscription fees increased by ¥4,907 million, or 18%, from ¥27,724 million for the six months ended June 30, 2006 to ¥32,631 million for the six months ended June 30, 2007. Telephony subscription fees increased by ¥2,631 million, or 15%, from ¥16,992 million for the six months ended June 30, 2006 to ¥19,623 million for the six months ended June 30, 2007. The 26% increase in cable television subscription fees was due to a 9% organic growth of subscription fees, the addition of fees from newly consolidated subsidiaries, and the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to our analog service. As of June 30, 2007, 59% of cable television subscribers were receiving our digital service, compared to 44% as of June 30, 2006. The increase in high-speed Internet subscription fees was primarily attributable to an 8% organic growth in subscription fees and the addition of fees from newly consolidated subsidiaries partially offset by lower ARPU due to product bundling discounts. The increase in telephony subscription fees was attributable to a 13% organic increase in subscription fees and the addition of fees from newly consolidated that was partially offset by a decrease in telephony ARPU.

Other revenue increased by ¥4,808 million, or 46%, from ¥10,547 million for the six months ended June 30, 2006 to ¥15,355 million for the six months ended June 30, 2007. This increase is related to individually insignificant increases in various revenue categories including poor reception compensation, construction, installation, advertising, program production, commission and other fees, and charges and sales made to our unconsolidated managed franchises for management, programming, construction materials and other services.

Operating costs and expenses.

Operating and programming costs increased by ¥8,602 million, or 20%, from ¥42,717 million for the six months ended June 30, 2006 to ¥51,319 million for the six months ended June 30, 2007. This increase was primarily attributable to the aggregate impact of acquisitions and costs directly related to growth of our subscriber base. Increases in labor and related costs, construction related expenses, network and maintenance costs, and other individually insignificant items also contributed to the increase.

Selling, general and administrative expenses increased by ¥4,717 million, or 23%, from ¥20,293 million for the six months ended June 30, 2006 to ¥25,010 million for the six months ended June 30, 2007. This increase is primarily attributable to the aggregate impact of acquisitions and the increase in labor and related costs.

Depreciation and amortization expenses increased by ¥6,796 million, or 28%, from ¥24,698 million for the six months ended June 30, 2006 to ¥31,494 million for the six months ended June 30, 2007. The increase is primarily attributable to the aggregate impact of acquisitions and additions to fixed assets related to the installation of services to new customers.

Operating income, as a result, increased by ¥4,691 million, or 30%, from ¥15,602 million for the six months ended June 30, 2006 to ¥20,293 million for the six months ended June 30, 2007.

Interest expense, net increased by ¥211 million, or 11%, from ¥1,884 million for the six months ended June 30, 2006 to ¥2,095 million for the six months ended June 30, 2007. The increase is primarily due to ¥52 billion of additional borrowings related to the acquisition of Cable West in September 2006.

Income before income taxes increased by ¥4,099 million, or 30%, from ¥13,504 million for the six months ended June 30, 2006 to ¥17,603 million for the six months ended June 30, 2007 for the reasons above.

Net income increased by ¥3,420 million, or 42%, from ¥8,118 million for the six months ended June 30, 2006 to ¥11,538 million for the six months ended June 30, 2007 for the reasons set forth above.

b. Forecasts for the Fiscal Year Ending December 2007

On September 1, 2007, the J:COM Group will merge with Jupiter TV Co., Ltd., Japan's largest multiple channel operator. The merger with Jupiter TV will be the first case of vertical integration in the cable television industry. Through this merger, the J:COM Group expects to vitalize the multi-channel pay-TV services market, while expanding the J:COM Group's existing cable television business, together with its content-provision business.

The J:COM Group is also focusing on the efforts to strengthen its advertising business mentioned above.

In addition, this fall the J:COM Group will introduce Earthquake Flash, an earthquake early warning service. This service uses J:COM's cable network to distribute earthquake early warning information

originating from the Japan Meteorological Agency to households. The J:COM Group anticipates that this service, when combined with the home monitoring service mentioned above, will contribute to increasing the safety of local communities. The J:COM Group is striving to raise the level of customer satisfaction through these services.

Based on current projections, the J:COM Group expects to produce total revenue of ¥263.0 billion, operating income of ¥37.5 billion, income before income taxes of ¥31.0 billion, and net income of ¥20.5 billion in the fiscal year ending December 2007.

(2) Financial position

Asset, Liability and Stockholders' equity

Total assets increased by ¥6,724 million, from ¥625,948 million as of December 31, 2006 to ¥632,672 million as of June 30, 2007. The increase is primarily due to increase in cash and cash equivalents.

Total liabilities decreased by ¥8,882 million, from ¥344,602 million as of December 31, 2006 to ¥335,720 million as of June 30, 2007. The decrease is primarily due to a decrease in long-term debt.

Stockholders' equity increased by ¥14,692 million, from ¥277,296 million as of December, 2006 to ¥291,988 million as of June 30, 2007. The increase is primarily due to net income of ¥11,538 recognized during the six months ended June 30, 2007.

Cash flows

For the six months ended June 30, 2007, our cash and cash equivalents increased by ¥8,891 million, from ¥20,486 million at December 31, 2006 to ¥29,377 million, primarily as a result of cash provided by operating activities, partially offset by cash used for capital expenditures, payments of long-term debt and capital lease obligations.

Cash Provided by Operating Activities. Net cash provided by operating activities was ¥47,155 million for the six months ended June 30, 2007, compared to ¥37,090 million the six months ended June 30, 2006, or an increase of ¥10,065 million, or 27%. The increase was primarily the result of a ¥11,374 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock compensation, depreciation and amortization).

Cash Used in Investing Activities. Net cash used in investing activities was ¥24,790 million for the six months ended June 30, 2007, compared to ¥24,719 million for the six months ended June 30, 2006, or an increase of ¥71 million. This increase was primarily the result of a ¥3,650 million increase in loans to related party, partially offset by a ¥2,734 million decrease in capital expenditures.

Cash Used in Financing Activities. Net cash provided used in financing activities was ¥13,474 million for the six months ended June 30, 2007, compared to ¥12,301 million for the six months ended June 30, 2006, or an increase of ¥1,173 million. This increase was primarily the result of a ¥2,903 million increase in net payment of short-term loans and long-term debt and a ¥1,506 million increase in principal payments under capital lease obligations, partially offset by a ¥2,427 million increase in proceeds on the issuance of common stock.

(3) Fundamental Policy Regarding the Distribution of Profits and Dividends

J:COM believes that the distribution of profits to shareholders is an important management issue, and accordingly continues to consider an appropriate distribution of profits over the long term, while maintaining the internal reserves necessary to ensure future growth and strengthen the management structure.

2. Status of the Jupiter Telecommunications Co., Ltd. (J:COM) Group

Omitted since there have been no significant changes in the J:COM Group's status as described in the latest Annual Securities Reports (submitted March 27, 2007).

3. Management Policy

(1) Fundamental Management Policy

Omitted since there have been no significant changes in the J:COM Group's management policy as described in the Consolidated Annual Financial Results for the Year Ended December 31, 2006 (released January 30, 2007).

The aforementioned Consolidated Annual Financial Results can be found online at:
http://www.jcom.co.jp/ir/en/library/brief

(2) Target Management Indices

Omitted since there have been no significant changes in the J:COM Group's management policy as described in the Consolidated Annual Financial Results for the Year Ended December 31, 2006 (released January 30, 2007).

The aforementioned Consolidated Annual Financial Results can be found online at:
http://www.jcom.co.jp/ir/en/library/brief

(3) Medium- and Long-term Management Strategies

Omitted since there have been no significant changes in the J:COM Group's management policy as described in the Consolidated Annual Financial Results for the Year Ended December 31, 2006 (released January 30, 2007).

The aforementioned Consolidated Annual Financial Results can be found online at:
http://www.jcom.co.jp/ir/en/library/brief

(4) Issues Requiring Action

The integration of broadcasting and telecommunications is accelerating, due not only to innovations in IP technology, digital technology, and other telecommunications and broadcasting-related technologies, but also to the radical revision of telecommunications and broadcasting-related statutes and regulations. The business environment surrounding the J:COM Group is undergoing enormous changes as major telecommunications carriers begin offering full-scale broadcasting services. To achieve sustainable growth under these circumstances, the J:COM Group must achieve greater competitiveness in its existing businesses, and must create and foster new business opportunities.

To strengthen the competitiveness of existing businesses, the J:COM Group's corps of approximately 2,000 direct sales representatives pursues a consultative, regionally sensitive approach to meeting the needs of each individual customer. The J:COM Group is also seeking to raise the level of customer satisfaction by upgrading its call center services, as well as by increasing the added value of existing services and introducing new services.

In addition, the J:COM Group is working to acquire new subscribers by extending network trunk lines and actively marketing to approximately 4.2 million households that receive retransmission services. Together with this, the J:COM Group is further expanding its service area and customer base through equity-based alliances and by pursuing opportunities for friendly takeovers, targeting primarily cable television firms operating adjacent to the J:COM Group's existing service area.

Moreover, through the merger with Jupiter TV Co., Ltd., scheduled for September 1, 2007, the J:COM Group will build a vertically integrated business serving the multi-channel pay-TV market with services ranging from the creation and provision of programming through distribution to subscribers. This will allow the J:COM Group to create, produce, and distribute high-quality, interesting programming, differentiating the J:COM Group from its competitors, while allowing it to expand its operations of supplying programming to cable television operators and satellite TV providers outside the J:COM Group.

In addition, the J:COM Group seeks to solidify its position as the leading company in the multi-channel pay-TV industry by raising the quality of programming.

In the area of creating and fostering new business opportunities, the J:COM Group is utilizing its diverse array of proprietary media resources to expand its advertising media business. As one element in this effort, in July 2007, the J:COM Group acquired Recruit Visual Communications Co., Ltd., a wholly-owned subsidiary of Recruit Co., Ltd. On July 1 the new subsidiary was renamed Jupiter Visual Communications, Co., Ltd. The J:COM Group intends to continue to increase its corporate value by creating and fostering business opportunities such as this.

4.Consolidated Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Six months ended June 30, 2007	Six months ended June 30, 2006	Change		Year ended Dec. 31, 2006
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	112,761	92,763	19,998	21.6	196,515
Other	15,355	10,547	4,808	45.6	25,400
	128,116	103,310	24,806	24.0	221,915
Operating costs and expenses					
Operating and programming costs	(51,319)	(42,717)	(8,602)	(20.1)	(92,297)
Selling, general and administrative	(25,010)	(20,293)	(4,717)	(23.2)	(43,992)
Depreciation and amortization	(31,494)	(24,698)	(6,796)	(27.5)	(54,044)
	(107,823)	(87,708)	(20,115)	(22.9)	(190,333)
Operating income	20,293	15,602	4,691	30.1	31,582
Other income (expenses) :					
Interest expense, net:					
Related parties	(652)	(515)	(137)	(26.6)	(1,109)
Other	(1,443)	(1,369)	(74)	(5.4)	(2,413)
Other income, net	338	195	143	73.5	253
Income before income taxes and other items	18,536	13,913	4,623	33.2	28,313
Equity in earnings of affiliates	136	130	6	4.3	371
Minority interest in net income of consolidated subsidiaries	(1,069)	(539)	(530)	(98.4)	(1,181)
Income before income taxes	17,603	13,504	4,099	30.4	27,503
Income tax expense	(6,065)	(5,386)	(679)	(12.6)	(3,022)
Net income	11,538	8,118	3,420	42.1	24,481
Per Share data					
Net income per share – basic	¥1,803.39	¥1,275.41	¥527.98	41.4	¥3,844.83
Net income per share – diluted	¥1,795.57	¥1,274.52	¥521.05	40.9	¥3,838.33
Weighted average number of ordinary shares outstanding – basic	6,397,907	6,365,193	32,714	0.5	6,367,220
Weighted average number of ordinary shares outstanding – diluted	6,425,765	6,369,633	56,132	0.9	6,378,001

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	June 30, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	29,377	20,486	8,891
Accounts receivable	12,120	14,245	(2,125)
Allowance for doubtful accounts	(337)	(378)	41
Deferred tax asset - current	10,331	11,877	(1,546)
Loan to related party	3,650	—	3,650
Prepaid expenses and other current assets	4,890	4,669	221
Total current assets	60,031	50,899	9,132
Investments:			
Investments in affiliates	2,607	2,469	138
Investments in other securities, at cost	801	801	—
	3,408	3,270	138
Property and equipment, at cost:			
Land	2,789	2,845	(56)
Distribution system and equipment	500,780	480,363	20,417
Support equipment and buildings	34,257	32,554	1,703
	537,826	515,762	22,064
Less accumulated depreciation	(206,404)	(180,594)	(25,810)
	331,422	335,168	(3,746)
Other assets:			
Goodwill	203,082	202,267	815
Customer relationship, net	20,056	21,181	(1,125)
Deferred tax assets – non current	5,442	5,629	(187)
Other	9,231	7,534	1,697
	237,811	236,611	1,200
	632,672	625,948	6,724

Account	June 30, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	1,700	2,000	(300)
Long-term debt–current portion	20,300	16,158	4,142
Capital lease obligations–current portion			
Related parties	11,424	10,893	531
Other	2,069	1,988	81
Accounts payable	19,603	26,166	(6,563)
Income taxes payable	4,212	3,411	801
Deferred revenue - current	5,287	4,862	425
Accrued expenses and other liabilities	8,774	5,424	3,350
Total current liabilities	73,369	70,902	2,467
Long-term debt, less current portion	161,441	173,455	(12,014)
Capital lease obligations, less current portion:			
Related parties	32,122	30,595	1,527
Other	5,817	6,986	(1,169)
Deferred revenue	54,380	55,044	(664)
Redeemable preferred stock of consolidated subsidiary	500	500	—
Deferred tax liability – non current	3,923	4,604	(681)
Other liabilities	4,168	2,516	1,652
Total liabilities	335,720	344,602	(8,882)
Minority interests	4,964	4,050	914
Shareholders' equity:			
Ordinary shares no par value	116,525	115,232	1,293
Additional paid-in capital	197,703	196,335	1,368
Accumulated deficit	(22,533)	(34,071)	11,538
Accumulated other comprehensive income	293	(200)	493
Treasury stock	(0)	(0)	—
Total shareholders' equity	291,988	277,296	14,692
	632,672	625,948	6,724

(Note) The Company presented "Deferred tax liabilities–non current" separately from "Other Liabilities" for all periods presented

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(YEN IN MILLIONS)

	Ordinary Shares	Additional paid-in capital	Comprehensive Income/(Loss)	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2005	114,481	195,219		(58,353)	98	(0)	251,445
Net income:	—	—	24,481	24,481	—	—	24,481
Unrecognized loss of acquired companies	—	—	—	(199)	—	—	(199)
Other comprehensive income: Changes in the fair value of derivative financial instruments	—	—	(298)	—	(298)	—	(298)
Comprehensive income	—	—	24,183	—	—	—	—
Stock option exercise	751	782		—	—	—	1,533
Stock compensation	—	334		—	—	—	334
Treasury stock at cost	(0)	—		—	—	(0)	(0)
Balance at December 31, 2006	115,232	196,335		(34,071)	(200)	(0)	277,296
Net Income	—	—	11,538	11,538	—	(0)	11,538
Other comprehensive income:							
Changes in the fair value of derivative financial instruments	—	—	493	—	493	—	493
Comprehensive income	—	—	12,031	—	—	—	—
Stock option exercise	1,293	1,278		—	—	—	2,571
Stock compensation	—	90		—	—	—	90
Treasury stock	—	—		—	—	—	—
Balance at June 30, 2007	116,525	197,703		(22,533)	293	(0)	291,988

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006
Classification	**Amount**	**Amount**	**Amount**
Cash flows from operating activities:			
Net income	11,538	8,118	24,481
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,494	24,698	54,044
Equity in earnings of affiliates	(136)	(130)	(371)
Minority interest in net income of consolidated subsidiaries	1,069	539	1,181
Stock compensation expenses	90	203	332
Deferred income taxes	855	2,771	(1,328)
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease in accounts receivable, net	2,084	3,192	436
Increase in prepaid expenses and other current assets	(4)	(2,099)	(674)
(Increase)/decrease in other assets	(1,555)	1,288	1,102
Increase/(decrease) in accounts payable	(2,920)	(1,515)	864
Increase in accrued expenses and other liabilities	4,879	1,444	2,501
Decrease in deferred revenue	(239)	(1,419)	(2,565)
Net cash provided by operating activities	47,155	37,090	80,003
Cash flows from investing activities:			
Capital expenditures	(20,353)	(23,087)	(48,460)
Acquisitions of new subsidiaries, net of cash acquired	—	(1,464)	(56,137)
Investments in and advances to affiliates	—	185	—
Acquisition of minority interests in consolidated subsidiaries	(951)	(1,147)	(17,587)
Loan to related party	(3,650)	—	—
Other investing activities	164	794	583
Net cash used in investing activities	(24,790)	(24,719)	(121,601)
Cash flows from financing activities:			
Proceeds from issuance of common stock	2,570	143	1,533
Change in short-term loans	(300)	693	93
Proceeds from long-term debt	253	40,339	106,789
Principal payments of long-term debt	(8,125)	(46,301)	(66,975)
Principal payments under capital lease obligations	(7,852)	(6,346)	(13,455)
Other financing activities	(20)	(829)	(1,184)
Net cash provided by (used in) financing activities	(13,474)	(12,301)	26,801
Net increase/(decrease) in cash and cash equivalents	8,891	70	(14,797)
Cash and cash equivalents at beginning of period	20,486	35,283	35,283
Cash and cash equivalents at end of period	29,377	35,353	20,486

Notes to Interim Period Consolidated Financial Statements

Scope of consolidation

(1) Number of consolidated subsidiaries: 26

(2) The names of major consolidated subsidiaries :

J:COM Kanto Co., Ltd. , J:COM Kansai Co., Ltd., J:COM Tokyo Co., Ltd.

(3) Change of scope of consolidation

The company which eliminated from consolidated subsidiaries:

Cable Television Kobe, Inc (merged with Cable Net Kobe Ashiya Co., Ltd)

Since there is no significant change from semi-annual report in 2006 except for the above, we are not required to provide any additional information.

Segment Information

(1) Operating segments

The Jupiter Telecommunications Group (the Company and its consolidated subsidiaries) has determined it has one reportable segment "Broadband services". Therefore, information on operating segments are not applicable in this section.

(2) Segment information by region

Because the Company does not have any overseas subsidiaries or branches, this section is not applicable.

Earning per share

	Six months ended June 30,		Year ended December 31,
	2006	2007	2006
Net income (Yen in Million)	¥8,118	¥11,538	¥24,481
Weighted average common shares outstanding:			
Basic	6,365,193	6,397,907	6,367,220
Effect of dilutive common stock equivalents	4,440	27,858	10,781
Diluted	6,369,633	6,425,765	6,378,001
Earnings per share (Yen):			
Basic	¥1,275.41	¥1,803.39	¥3,844.83
Diluted	¥1,274.52	¥1,795.57	¥3,838.33

Subsequent events

The Company's board of directors approved the merger with Jupiter TV and signed the merger agreement at the board of directors meeting on July 17, 2007. The Company plans to issue 507,351 new common shares on the date of merger which is scheduled for September 1st, 2007.

5.Semi-annual financial Statements

For the 6 Months Ended June 30, 2007

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
STATEMENTS OF OPERATIONS

(YEN IN MILLIONS)

Account	Six months ended June 30, 2007	Six months ended June 30, 2006	Change		Year ended Dec 31, 2006
	Amount	Amount	Amount	(%)	Amount
Sales	49,566	47,255	2,311	4.9	100,288
Cost of sales	41,241	40,115	1,126	2.8	85,300
Gross income	8,325	7,140	1,185	16.6	14,988
Selling, general & administrative expenses	5,459	6,632	(1,173)	(17.7)	10,662
Operating income	2,866	508	2,358	464.4	4,326
Non-Operating profit	1,815	2,697	(882)	(32.7)	4,494
Non-Operating charges	1,584	871	713	81.9	2,195
Ordinary income	3,097	2,334	763	32.7	6,625
Extraordinary losses	—	111	(111)	—	111
Net income before taxes	3,097	2,223	874	39.3	6,514
Income taxes & inhabitant taxes	1,392	13	1,379	—	463
Income taxes - deferred	(1,324)	—	(1,324)	—	(431)
Net income after taxes	3,029	2,210	819	37.0	6,482

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
BALANCE SHEETS

(YEN IN MILLIONS)

Account	June 30, 2007 Amount	December 31, 2006 Amount	Change Amount
Current assets:			
Cash and cash equivalents	10,674	3,613	7,061
Accounts receivable-Trade	10,975	12,327	(1,352)
Inventories	220	769	(549)
Other current assets	21,356	17,555	3,801
Total current assets	43,225	34,264	8,961
Fixed assets			
Tangible fixed assets	2,904	2,953	(49)
Software	4,025	3,484	541
Investments to subsidiaries and affiliates	211,999	211,048	951
Long-term loans to related parties	109,300	119,500	(10,200)
Other assets	4,316	2,889	1,427
Total investments and other assets	325,615	333,437	(7,822)
Total fixed assets	332,544	339,874	(7,330)
Deferred charges	107	214	(107)
Total Assets	375,876	374,352	1,524

Account	June 30, 2007 Amount	December 31, 2006 Amount	Change Amount
Current liabilities:			
Accounts payable-Trade	7,812	8,472	(660)
Long-term debt-current portion	17,000	12,750	4,250
Other current liabilities	6,645	3,991	2,654
Total current liabilities	31,457	25,213	6,244
Fixed liabilities:			
Long-term debt	145,125	155,750	(10,625)
Other long term liabilities	35	234	(199)
Total fixed liabilities	145,160	155,984	(10,824)
Total Liabilities	176,617	181,197	(4,580)
Stockholders' equity			
Common stock	116,525	115,232	1,293
Advance on subscription	17	32	(15)
Capital surplus:			
Capital reserve	30,664	29,371	1,293
Additional paid-in capital	42,230	42,230	—
Total Capital Surplus	72,894	71,601	1,293
Accumulated profit			
Retained earnings carried forward	9,511	6,482	3,029
Total retained earnings	9,511	6,482	3,029
Treasury stock	(0)	(0)	—
Total Stockholder's equity	198,947	193,347	5,600
Revaluation surplus			
Deferred hedge gain (loss)	309	(192)	501
Total Revaluation surplus	309	(192)	501
Share warrant	3	—	3
Total Net Assets	199,259	193,155	6,104
Total Liabilities & Net Assets	375,876	374,352	1,524

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
Statement of stockholders' equity

For the 6 months ended June 30, 2007 (YEN IN MILLIONS)

	Stockholders' equity								
			Capital Surplus			Retained Earnings			
	Common stock	Advance on subscription	Capital reserve	Additional paid-in capital	Total capital surplus	Accumulated profit Retained earnings carried forward	Total retained earnings	Treasury stock	Total Stockholders' equity
Balance at December 31, 2006	115,232	32	29,371	42,230	71,601	6,482	6,482	(0)	193,347
Movement for this period									
Net income						3,029	3,029		3,029
Stock option exercise	1,293	17	1,293		1,293				2,603
Reclassified from advance on subscription		(32)							(32)
Movement other than Stockholders' equity item									—
Total movement	1,293	(15)	1,293	—	1,293	3,029	3,029	—	5,600
Balance at June 30, 2007	116,525	17	30,664	42,230	72,894	9,511	9,511	(0)	198,947

	Revaluation surplus		Share warrant	Total Net assets
	Deferred hedge gain (loss)	Total revaluation surplus		
Balance at December 31, 2006	(192)	(192)	—	193,155
Movement for this period				
Net income				3,029
Stock option exercise				2,603
Reclassified from advance on subscription				(32)
Movement other than Stockholders' equity item	501	501	3	504
Total movement	501	501	3	6,104
Balance at June 30, 2007	309	309	3	199,259

J:COM

August 15, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JULY 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of July 31, 2007 served by J:COM's 23 managed franchises reached approximately 2.71 million, up 477,200, or 21.4% since July 31, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.72 million, up 821,600 or 21.1% since July 31, 2006. The bundle ratio (average number of services received per subscribing household) stood at 1.75 as of July 31, 2007 compared to 1.75 as of July 31, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.79 as of July 31, 2007 from 1.75 since July 31, 2006. Also the cable television digital migration rate as of July 31, 2007 increased to 60% from 45% as of July 31, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of July 31, 2007	2,231,600 Digital: 1,346,900	1,208,100	1,284,900	4,724,600	2,705,600
As of July 31, 2006	1,852,000	977,500	1,073,500	3,903,000	2,228,400
Net year-over-year increase	379,600	230,600	211,400	821,600	477,200
Net increase as percentage	20.5%	23.6%	19.7%	21.1%	21.4%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 22 franchises; 40 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of July 31, 2007	2,145,200 Digital: 1,300,500	1,165,900	1,228,600	4,539,700	2,594,000
As of July 31, 2006	1,739,900	928,000	1,008,800	3,676,700	2,092,600
Net year-over-year increase	405,300	237,900	219,800	863,000	501,400
Net increase as percentage	23.3%	25.6%	21.8%	23.5%	24.0%

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.71 million subscribing households (as of July 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of July 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.88 million (of which Cable West group has approximately 1.4 million as of July 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

August 1, 2007
FOR IMMEDIATE RELEASE

STRATEGIC MERGER ESTABLISHES J:COM KANTO AS JAPAN'S LARGEST CABLE TV OPERATING COMPANY

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, announced the merger of its three subsidiary companies: J:COM Kanto Co., Ltd., Chofu Cable Inc. and J:COM Setamachi Co., Ltd. which took place today, August 1. This strategic consolidation will strengthen group competitiveness and improve management efficiency. It also creates Japan's largest cable TV operating company, with a total of approximately 520,000 subscribing households. J:COM Kanto is now positioned to become the main cable TV operator in the Kanto area, with plans to broaden its operations. Below is a brief outline of the merger.

1. Merger Outline

(1) Merger Date: August 1, 2007

(2) Merger Method: J:COM Kanto Co., Ltd. to remain as the surviving entity

(3) Merger Company Outline:

Name:	J:COM Kanto Co., Ltd.
Business Operations:	Cable television service Telephony services High-Speed Internet connection services
Location:	1-1-30, Shiba Daimon, Minato-ku Tokyo
Representative:	Yuji Koga

2. Merger Objective

To support its strategic objective for continuous growth, the company plans to improve group management efficiency and agility and further strengthen J:COM groups' competitiveness through the merger of its consolidated subsidiaries. The fusion of the three subsidiaries' neighboring service areas into a unified entity will ensure future growth. Further, it will enable the company to adapt to the changing competitive environment brought about by the convergence of broadcasting and telecommunications.

3. Merger Effect

This merger will create Japan's largest cable TV operating company, with a combined number of subscribing households of approximately 520,000 and a combined number of serviceable households or "homes passed" of approximately 1,890,000 (both as of June 30, 2007). Further broadening regional presence and scale will improve its financial strength. The merger will also contribute to increased management efficiency through the integration of back-office operations. J:COM Kanto is strengthening planning capacity for the regions' seven systems※. As well as realizing the provision of high-quality services to match the regions' needs, we strive to further increase customer satisfaction as the regions' community service provider.

※J:COM Higashi Kanto, J:COM Nishi Tokyo, J:COM Sagamihara-Yamato, J:COM Itabashi, J:COM Gunma, J:COM Chofu and J:COM Setamachi.

4. Profile of Merging Companies (as of July 30, 2007)

Company name	J:COM Kanto Co., Ltd. (surviving entity)	Chofu Cable Inc.	J:COM Setamachi Co., Ltd.
Business operations	Cable television service Telephony services High-Speed Internet connection services	Cable television service Telephony services High-Speed Internet connection services	Cable television service Telephony services High-Speed Internet connection services
Service areas	Tokyo: Itabashi, Kodaira, Higashi-Murayama, Kiyose, Higashi-Kurume, Nishi-Tokyo Kanagawa prefecture: Sagamihara (*not all areas*), Yamato (*not all areas*) Chiba prefecture: Kashiwa, Abiko, Kamagaya, Noda Gunma prefecture: Maebashi, Takasaki	Tokyo: Chofu, Setagaya (along with Keio-Line)	Tokyo: Setagaya, Komae, Inagi, Machida, Kanagawa prefecture: Kawasaki (Aso, Tama), Yokohama (Aoba),Sagamihara (along with Odakyu Odawara-Line)
Date of establishment	January 10, 1995	March 23, 1989	October 1, 1983
Headquarters	Shiba NBF Tower, 1-1-30, Shiba Daimon, Minato-ku, Tokyo	1-12-3, Nishi Tsutsujigaoka, Chofu, Tokyo	Shinyuri 21 Bldg. 6F., 1-2-2, Manpukuji, Aso-ku, Kawasaki, Kanagawa
Representative	Yuji Koga, President & Representative Director	Masako Yabata, President & Representative Director	Yuji Koga, President & Representative Director
Paid-in capital	15.056 billion yen	2.525 billion yen	1 billion yen
Fiscal year-end	December 31		
Ownership	Jupiter Telecommunications Co., Ltd.100%		

While the merger of the consolidated subsidiary companies will not be reflected in the consolidated earning forecast of the fiscal year 2007 ending in December, J:COM expects advantageous effects of the merger in the longer term through structural integration and further management efficiencies.

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.69 million subscribing households (as of June 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of August 1, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.85 million (of which Cable West group has approximately 1.4 million as of June 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

July 17, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JUNE 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of June 30, 2007 served by J:COM's 23 managed franchises reached 2.69 million, up 476,800, or 21.5% since June 30, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.69 million, up 819,300 or 21.2 % since June 30, 2006. The bundle ratio (average number of services received per subscribing household) is 1.74 as of June 30, 2007 compared to 1.75 as of June 30, 2006, including Cable West Inc.*1 The ratio excluding Cable West Inc. increased to 1.79 as of June 30, 2007 from 1.75 since June 30, 2006. Also the cable television digital migration rate as of June 30, 2007 increased to 59% from 43% as of June 30, 2006. Details are provided in the table below:

*1 Since December 2006, J:COM subscriber figure announcements include Cable West Inc. systems subscribers. Cable West Inc. six subsidiary systems are moved two systems at a time onto the J:COM subscriber management system in March, June and September 2007. The newly integrated two systems in the June announcement are calculated at 1,700 RGUs less compared to the previous method.

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of June 30, 2007	2,224,000 Digital: 1,308,800	1,199,100	1,269,100	4,692,200	2,693,400
As of June 30, 2006	1,846,000	969,300	1,057,600	3,872,900	2,216,600
Net year-over-year increase	378,000	229,800	211,500	819,300	476,800
Net increase as percentage	20.5%	23.7%	20.0%	21.2%	21.5%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 22 franchises; 40 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of June 30, 2007	2,137,600 Digital: 1,264,100	1,157,200	1,213,100	4,507,900	2,582,100
As of June 30, 2006	1,734,000	920,000	993,700	3,647,700	2,081,200
Net year-over-year increase	403,600	237,200	219,400	860,200	500,900
Net increase as percentage	23.3%	25.8%	22.1%	23.6%	24.1%

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.69 million subscribing households (as of June 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 23 managed franchises (as of June 30, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.85 million (of which Cable West group has approximately 1.4 million as of June 30, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END